August 20, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:
We have read Item 4.01 of Form 8-K dated August 19, 2009, of Imperial Capital Bancorp, Inc. and are in agreement with the statements contained in paragraphs (a)(ii), (a)(iv), (a)(v) and (a)(vi) on pages 2 and 3 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
/s/ Ernst & Young LLP